File by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended,

United States Securities Exchange Act of 1934, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: October 25, 2004

HARMONY OPERATIONS RETURN TO PROFITABILITY

Johannesburg, Monday 25 October 2004 - Harmony Gold Mining Company Limited (NYSE: HMY JSE: HAR) today announced its result for the first quarter of the 2005 financial year. The past quarter has probably been the most important in recent years. During this time the company commenced an offer to shareholders of Gold Fields, successfully completed its planned re-structuring programme thereby ensuring continued profitability under a weak Rand gold price, and made excellent progress with the introduction of CONOPS. The continuation and successful completion of these initiatives will position the company well to identify further opportunities to unlock value for all its stakeholders.

The company reported a cash operating profit of R133 million, a significant turnaround following the loss of R43.1 million reported for the June 2004 quarter. Harmony re-established an overall cash operating margin of 6,2%. “Approximately 57% of our production can be described as very profitable being produced at a cost of below R70 000/kg. At last quarter’s gold price of R83 000/kg, 83% of our production was profitable. This position should improve as benefits from our restructuring programme continue to show,” commented Bernard Swanepoel, Chief Executive.

Initiatives to restructure Harmony’s operations in order to negate the impact of the weak South African Rand gold price are proceeding well.

The company’s focus on mining according to our new cut-offs has delivered the anticipated returns. By eliminating mining below cut-off, the average grade of the South African underground operations has increased by 4% from 5,28 g/t for the June 2004 quarter to 5,49 g/t. Underground gold recovered from South African on-going operations increased by 598 kg quarter on quarter, to 22 093 kg (June 2004: 21 495 kg). This was achieved despite a 1% decrease in underground tonnage milled, down from 4 070 000 tonnes to 4 024 000 tonnes. Further improvements are expected during the December 2004 quarter.

The implementation of CONOPS is proceeding according to plan.

Although overall production increased by 2% to 830 192, these ounces exclude the 37 327 ounces associated with the closure of the five loss-making shafts, which were included in the June 2004 quarter. Comparable ounces for the previous quarter would be 810 583 ounces indicating production growth of 2,4%, quarter on quarter. This was achieved despite the normal disruption associated with the significant extent of restructuring undertaken.

“Our focus on addressing the working cost structure of our operations is delivering results. For the current quarter, cash working costs of R77 881/kg was achieved. These costs include the impact of the 7% annual wage increase and normal inflation. We are on track of achieving our target of R77 500/kg by December 2004 and R75 000/kg by June 2005. Working costs of R83 173/kg were reported for the June 2004 quarter,” commented Bernard.

When measured in R/tonne cost terms, South African underground working costs remained at R433/tonne, an excellent performance. In actual expenditure, these operations reported decreased working cost expenditure of R1 743 million compared to the R1 763 million of the June 2004 quarter. On a group basis, working costs decreased by 8,3% from R2 194 million to R2 011 million.

Operational highlights were as follows:

•	Target Mine’s R/tonne costs improved significantly to below R360/tonne,
•	Bambanani delivered overall improvement following significant restructuring,
•	Evander grade improvements, and

•	Elandsrand restructuring progress well with a much improved performance expected during the December 2004 quarter

On 18 October 2004 the company announced terms for a proposed merger between Harmony and Gold Fields on the basis of 1,275 new Harmony ordinary share or ADS being issued for each Gold Fields ordinary share or ADS. Harmony has received an irrevocable undertaking from Norilsk, who has a 20% shareholding in Gold Fields, to accept the offer.

“The rationale for combining the two companies is the creation of the world’s largest gold producer, with enhanced scale, financial strengths and reserves and resources that would not be achieved by either Harmony or Gold Fields on a stand alone basis. In addition the combined entity will offer operational synergies, which can be enhanced through cost savings of the assets within Gold Fields. Furthermore it creates the potential for re-rating in the enlarged Harmony’s share price by the formation of an international major gold producer that would be more attractive for a wider range of investors,’ commented Bernard.

“A large component of our success to date has been our ability to acquire under-performing mining assets, mainly in South Africa, and transforming these assets into cost-effective production units, in a relatively short period of time,” concluded Bernard. ENDS

For the comprehensive set of results please visit our web site at www.harmony.co.za

Issued by Harmony Gold Mining Co Ltd-25 October 2004

For more details contact:

Bernard Swanepoel	or	Ferdi Dippenaar
Chief Executive		Marketing Director
on +27(0)83 303 9922		on +27(0)82 807 3684

Investor Relations Officer
Corné Bobbert
Tel +27 11 684 0146
Mobile +27(0)83 380 6614
cbobbert@harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Important Information

In connection with the proposed merger, Harmony has filed with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depository Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by holders located in the United States of America (“United States” or “US”) and for Gold Fields ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony sends to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony has filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.